April 26, 2007

William H. Thompson
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:  Borders Group, Inc.
           Form 10-K for Fiscal Year Ended February 3, 2007
           Filed March 30, 2007
           File No. 1-13740

Dear Mr. Thompson:

We have reviewed the comments set forth in your letter dated April 13, 2007. Those comments, along with our responses, are set forth below.

Item 8. Financial Statements and Supplementary Data, page 42
Consolidated Statements of Cash Flows, page 45

1.
Please revise to present net repayment of long-term debt and net repayment of long-term capital lease obligations on a gross basis. If you believe these items qualify for net reporting, please tell us why. Refer to paragraphs 11, 12 and 13 of SFAS 95.

Response: The Company will revise future filings to present the items indicated on a gross, rather than net, basis.

Note 1. Summary of Significant Accounting Policies, page 47
Advertising Costs, page 50

2.
Please disclose the amount of vendor payments considered to be reimbursements of specific, incremental, identifiable costs and included as offsets to the related expenses in the "selling, general and administrative" line on the consolidated statements of operations.

Response: The Company will revise its Summary of Accounting Policies footnote in future filings as follows (revised disclosure is underlined):

Advertising Costs: The Company expenses advertising costs as incurred, and recorded approximately $XX.X, $XX.X and $XX.X of gross advertising expenses in 20X1, 20X2 and 20X3, respectively.

The Company receives payments and credits from vendors pursuant to co-operative advertising programs, shared markdown programs, purchase volume incentive programs and magazine slotting programs.

Pursuant to co-operative advertising programs offered by vendors, the Company contracts with vendors to promote merchandise for specified time periods. Pursuant to the provisions of Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”), which the Company adopted effective January 1, 2003, vendor consideration which represents a reimbursement of specific, incremental, identifiable costs is included in the “Selling, general and administrative” line on the consolidated statements of operations, along with the related costs, in the period the promotion takes place. As a percentage of gross advertising expenses, such consideration totaled approximately X%, X% and X% in 20X1, 20X2, and 20X3, respectively. Consideration that exceeds reimbursed costs is classified as a reduction of the “Cost of merchandise sold” line on the consolidated statements of operations. Additionally, the Company recorded $X.X and $X.X of vendor consideration as a reduction to its inventory balance at 20X1 and 20X2, respectively.

The Company also receives credits from vendors pursuant to shared markdown programs, purchase volume programs, and magazine slotting programs. Credits received pursuant to these programs are classified in the “Cost of merchandise sold” line on the consolidated statements of operations, and are recognized upon certain product volume thresholds being met or product placements occurring.

Advertising costs not part of the programs listed above are included in the “Selling, general and administrative” line of the consolidated statements of operations.

Note 8. Income Taxes, page 56

  3. Please revise to provide separate disclosure of the effects of non-deductible losses and foreign tax rates in the income tax rate reconciliation. Refer to paragraph 47 of SFAS 109.

Response: The Company will revise future filings as requested.

Note 13. Stock-Based Compensation Plans, page 60

  4. Please disclose the total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during each year presented as required by SFAS 123(R), paragraph A240 c (2).

Response: The Company will revise future filings as requested.

   5.  Please tell us your basis in GAAP for recognizing compensation expense for the discount on restricted shares of common stock purchased under your plans as an expense on a straight-line basis over the period during which the shares are restricted from sale or transfer. Please tell us and disclose the amounts deferred.

Response: The period during which the shares are restricted from sale or transfer is the same period over which potential gains from discounts on the shares vest. Employees whose employment with the Company terminates prior to the end of the restriction period either (1) forfeit any potential gain on the shares, including any gain attributable to the initial discount, or (2) forfeit a percentage of any potential gain (including any gain attributable to the initial discount) equal to the number of months of employment completed during the restriction period divided by the total months in the restriction period. Circumstance (1) applies if an employee voluntarily terminates their employment or the Company terminates their employment with cause. Circumstance (2) applies if the Company terminates an employee without cause.

Based upon the terms of the plan as described above and the provisions of SFAS 123(R), the Company believes its expensing of the restricted shares’ discount on a straight-line basis over the restriction period is appropriate. The Company will clarify its disclosure of this policy and the terms of the restricted share purchase plan in future filings.

The amount of expense deferred related to this plan at February 3, 2007 totaled $0.3million.

      6. Please disclose the number of shares and the weighted average grant date fair value for non-vested time-vested shares and performance-based stock units at the beginning and end of the most recent year and for those vested or forfeited during the year. Refer to SFAS 123(R), paragraphs A240 b (2) and A240 f.

   Response: The Company will revise future filings as requested.

Note 15. Segment Information, page 63

7.	Please disclose revenues from external customers for each group of products and services such as books, music, movies, gifts and stationary and referral fees. Refer to SFAS 131, paragraph 37.

Response: The Company will disclose in future filings revenues for each of the following product categories: “Books,” “Music,” and “Other.” The books and music categories collectively represent approximately 75% of the Company’s sales, with other categories representing the remainder. Although no individual product category in the “Other” classification currently exceeds 10% of sales, the Company will consider future disclosure of any such individual category if sales become significant.

Item 9A. Controls and Procedures, page 67

8.
You state that your principal executive and financial officers concluded that your disclosure controls and procedures were effective in alerting them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act. Please revise to state, if true, that your principal executive and financial officers concluded that your controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Response: The Company will revise future filings as requested.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or concerns at (734) 477-4245.

Sincerely,

By:  /s/  EDWARD W. WILHELM
Edward W. Wilhelm

Executive Vice President/Chief Financial Officer

Borders Group, Inc.